UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

ø The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2022)	Previous Period (Fourth quarter of 2021)	Changes (%)	Year to Year Comparison (First quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results Year-to- date (“YTD”) Results	42,772	42,978	(0.48)	41,131	3.99
		42,772	167,486	—	41,131	3.99

Operating Income	Quarterly Results YTD Results	4,324	2,267	90.73	3,742	15.55
		4,324	13,872	—	3,742	15.55

Profit from Continuing Operations Before Income Tax	Quarterly Results YTD Results	3,270	2,950	10.85	4,865	(32.79)
		3,270	17,182	—	4,865	(32.79)

Profit for the Period	Quarterly Results YTD Results	2,203	3,148	(30.01)	5,720	(61.48)
		2,203	24,190	—	5,720	(61.48)

Attributable To: Controlling Interests	Quarterly Results YTD Results	2,113	2,993	(29.42)	5,583	(62.16)
		2,113	24,075	—	5,583	(62.16)

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2022)	Previous Period (Fourth quarter of 2021)	Changes (%)	Year to Year Comparison (First quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results	30,774	30,731	0.14	29,807	3.24
	YTD Results	30,774	121,028	—	29,807	3.24

Operating Income	Quarterly Results	3,569	1,591	124.34	3,073	16.15
	YTD Results	3,569	11,143	—	3,073	16.15

Profit Before Income Tax	Quarterly Results	3,386	3,380	0.20	5,809	(41.70)
	YTD Results	3,386	13,693	—	5,809	(41.70)

Profit for the Period	Quarterly Results	2,520	2,654	(5.04)	4,660	(45.92)
	YTD Results	2,520	10,738	—	4,660	(45.92)

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	May 10, 2022 / 3:00 p.m. (Seoul time)

	Location	2022 1Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)
4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•  The preliminary results set forth in this report reflect profits and losses from discontinued operations comprising certain businesses that were horizontally spun off from the Company in fiscal year 2021.

•  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM Co., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: May 10, 2022